Exhibit 99.1

Oatly Reports Second Quarter 2024 Financial Results

MALMÖ, Sweden, July 24, 2024 – Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced financial results for the second quarter and six months ended June 30, 2024.

Jean-Christophe Flatin, Oatly’s CEO, commented, “I am pleased to report another quarter of solid progress in strengthening our business. In the second quarter, we grew volumes in every segment, continued to structurally reduce our cost structure, and continued to invest to further strengthen our brand. Overall, we are making good progress on the three strategic pillars that we are focusing on in 2024: to bring the Oatly magic to more people, to continue our work on the calibration of resources, and to focus on execution.”

Flatin added, “Given our solid performance through the first half of the fiscal year, and an increased confidence in our second-half outlook, we are updating our full-year guidance to be more favorable than our prior outlook. In the second half of the year, our priorities will be completing our work on the calibration of resources, investing in high-return demand generating investments, and maintaining our north star target to drive the business toward structural, consistent profitable growth.”

The tables below reconcile revenue as reported to revenue on a constant currency basis by segment for the three and six months ended June 30, 2024.

	Three months ended June 30,		$ Change			% Change
	2024	2023	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	105,541	98,768	105,541	(615)	106,156	6.9%	7.5%	5.7%	1.8%
North America	67,819	61,832	67,819	—	67,819	9.7%	9.7%	8.3%	1.4%
Greater China	28,835	35,387	28,835	(915)	29,750	-18.5%	-15.9%	26.3%	-42.2%
Total revenue	202,195	195,987	202,195	(1,530)	203,725	3.2%	3.9%	9.6%	-5.7%

	Six months ended June 30,		$ Change			% Change
	2024	2023	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	215,948	199,264	215,948	1,564	214,384	8.4%	7.6%	4.9%	2.7%
North America	134,786	125,873	134,786	—	134,786	7.1%	7.1%	9.9%	-2.8%
Greater China	50,616	66,495	50,616	(1,951)	52,567	-23.9%	-20.9%	5.3%	-26.2%
Total revenue	401,350	391,632	401,350	(387)	401,737	2.5%	2.6%	6.3%	-3.7%

Highlights

•
Second quarter revenue of $202.2 million, a 3.2% increase compared to the prior year period, and constant currency revenue increased 3.9% compared to the prior year period, with solid volume growth in each operating segment.
•
Gross margin in the second quarter was 29.2%, which is a 10.0 percentage points increase compared to the prior year period.
•
Second quarter net loss attributable to shareholders of the parent was $30.4 million, which is an improvement of $56.3 million compared to net loss attributable to shareholders of the parent of $86.7 million in the prior year period.
•
Second quarter Adjusted EBITDA loss was $11.0 million, which is an improvement of $41.5 million compared to the prior year period.
•
The North America segment reported its first full quarter of positive adjusted EBITDA.
•
The Company is raising its full year 2024 outlook for constant currency revenue growth and adjusted EBITDA while lowering its guidance for capital expenditures. The Company now expects:
o
Constant currency revenue growth in the range of 6% to 10%, compared to the prior expectation of 5% to 10%,

o
Adjusted EBITDA loss in the range of $(35) million to $(50) million, compared to the prior expectation of range of $(35) million to $(60) million, and
o
Capital expenditures below $70 million, compared to the prior expectation of below $75 million.

Second Quarter 2024 Results

Revenue increased $6.2 million, or 3.2% to $202.2 million for the second quarter ended June 30, 2024, compared to $196.0 million for the prior year period. Excluding a foreign currency exchange headwind of $1.5 million, revenue for the second quarter was $203.7 million, or an increase of 3.9% compared to the prior year period. The growth in constant currency revenue was primarily driven by the Europe & International and North America segments, partially offset by expected declines in the Greater China segment due to the strategic reset implemented in the third quarter 2023. Sold volume for the second quarter of 2024 increased 9.6% to 137 million liters compared to 125 million liters in the second quarter of 2023. Produced finished goods volume for the second quarter of 2024 was 142 million liters compared to 130 million liters for the second quarter of 2023.

The Company drove revenue growth in both the retail channel and foodservice channel in the second quarter of 2024 compared to the second quarter of 2023.

Gross profit was $59.0 million for the second quarter of 2024 compared to $37.7 million for the second quarter of 2023. Gross profit margin was 29.2% in the second quarter of 2024, an increase of 1,000 basis points compared to the prior year period. The margin improvement compared to the second quarter of 2023 was primarily driven by improvements in supply chain efficiency in the North America and Greater China segments as well as improvements in product mix in the Greater China segment due to the strategic reset implemented in the third quarter of 2023.

Research and development expenses in the second quarter of 2024 increased $5.6 million to $10.9 million compared to $5.3 million in the prior year period. The increase was mainly driven by expenses related to a new product launch in the North America segment after the Company determined the product was not up to its standards.

Selling, general and administrative expenses in the second quarter of 2024 decreased $22.4 million to $84.3 million compared to $106.7 million in the prior year period. The decrease was primarily due to the various cost restructuring activities implemented since early 2023, including $6.6 million reduction in employee-related expenses, $4.7 million reduction in branding, advertising and marketing expenses, $4.3 million reduction in external consultant, legal contractor and other professional fees, and a $1.7 million reduction in corporate insurance expenses.

Other operating income and (expenses), net for the second quarter of 2024 was an expense of $2.9 million compared to an expense of $1.1 million in the prior year period, comprised primarily of $2.9 million in non-cash impairment charges related to the Group’s discontinued construction of its production facility in Peterborough, UK.

Finance income and (expenses), net for the second quarter of 2024 was an income of $10.4 million comprised primarily of fair value gains on Convertible Notes of $23.9 million, offset by net interest expenses of $13.0 million. The finance income and (expenses), net for the prior year period was an expense of $11.5 million. The improvement was mainly driven by $20.1 million in increased fair value gains on Convertible Notes.

Net loss attributable to shareholders of the parent was $30.4 million for the second quarter of 2024 compared to $86.7 million in the prior year period. The improvement in net loss was primarily a result of higher gross profit and lower selling, general and administrative expenses across all segments, and an improvement in finance income and (expenses), net.

Adjusted EBITDA loss for the second quarter of 2024 was $11.0 million, compared to a loss of $52.5 million in the prior year period. The improvement in Adjusted EBITDA loss was primarily a result of higher gross profit and lower selling, general and administrative expenses.

EBITDA, Adjusted EBITDA loss, and Constant Currency Revenue are non-IFRS financial measures defined under “Non-IFRS financial measures”. Please see above revenue at constant currency table and “Reconciliation of IFRS to Non-IFRS Financial measures” at the end of this press release.

The following tables set forth revenue, Adjusted EBITDA, EBITDA and loss before tax for the Company’s three reportable segments for the periods presented.

Revenue, Adjusted EBITDA and EBITDA

Segment information for the three and six months ended June 30, 2023 presented below has been updated to reflect previously disclosed changes to our operating segments, which were effective as of January 1, 2024. Please see our press release, dated April 17, 2024, furnished on Form 6-K with the SEC for further information regarding these changes.

Revenue, Adjusted EBITDA and EBITDA
Three months ended June 30, 2024 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	105,541	67,819	28,835	—	—	202,195
Intersegment revenue	1,814	—	—	—	(1,814)	—
Total segment revenue	107,355	67,819	28,835	—	(1,814)	202,195
Adjusted EBITDA	12,638	1,166	(428)	(24,373)	—	(10,997)
Share-based compensation expense	(501)	(232)	(479)	(2,967)	—	(4,179)
Restructuring costs(1)	(855)	(769)	(1,470)	(120)	—	(3,214)
Discontinued construction of production facilities(2)	(2,923)	277	—	—	—	(2,646)
New product launch issue(3)	—	(5,677)	—	—	—	(5,677)
Non-controlling interests	—	—	(58)	—	—	(58)
EBITDA	8,359	(5,235)	(2,435)	(27,460)	—	(26,771)
Finance income and (expenses), net	—	—	—	—	—	10,389
Depreciation and amortization	—	—	—	—	—	(12,308)
Loss before tax	—	—	—	—	—	(28,690)

Three months ended June 30, 2023 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	98,768	61,832	35,387	—	—	195,987
Intersegment revenue	9,067	—	122	—	(9,189)	—
Total segment revenue	107,835	61,832	35,509	—	(9,189)	195,987
Adjusted EBITDA	1,294	(10,880)	(18,577)	(24,305)	—	(52,468)
Share-based compensation expense	(74)	(808)	(1,391)	(149)	—	(2,422)
Restructuring costs(1)	(26)	(2,407)	(110)	(5,429)	—	(7,972)
Costs related to the YYF Transaction(4)	—	(154)	—	—	—	(154)
EBITDA	1,194	(14,249)	(20,078)	(29,883)	—	(63,016)
Finance income and (expenses), net	—	—	—	—	—	(11,512)
Depreciation and amortization	—	—	—	—	—	(12,464)
Loss before tax	—	—	—	—	—	(86,992)

Six months ended June 30, 2024 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	215,948	134,786	50,616	—	—	401,350
Intersegment revenue	3,778	—	—	—	(3,778)	—
Total segment revenue	219,726	134,786	50,616	—	(3,778)	401,350
Adjusted EBITDA	27,134	778	(3,856)	(48,257)	—	(24,201)
Share-based compensation expense	(879)	1,027	(1,179)	(5,763)	—	(6,794)
Restructuring costs(1)	(855)	(769)	(1,940)	(71)	—	(3,635)
Discontinued construction of production facilities(2)	(2,923)	1,161	—	—	—	(1,762)
New product launch issue(3)	—	(5,677)	—	—	—	(5,677)
Non-controlling interests	—	—	(102)	—	—	(102)
EBITDA	22,477	(3,480)	(7,077)	(54,091)	—	(42,171)
Finance income and (expenses), net	—	—	—	—	—	(6,988)
Depreciation and amortization	—	—	—	—	—	(25,321)
Loss before tax	—	—	—	—	—	(74,480)

Six months ended June 30, 2023 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	199,264	125,873	66,495	—	—	391,632
Intersegment revenue	19,551	—	122	—	(19,673)	—
Total segment revenue	218,815	125,873	66,617	—	(19,673)	391,632
Adjusted EBITDA	8,491	(21,186)	(35,906)	(53,740)	—	(102,341)
Share-based compensation expense	(1,119)	(1,852)	(2,779)	(4,719)	—	(10,469)
Restructuring costs(1)	(1,034)	(2,594)	(110)	(5,429)	—	(9,167)
Costs related to the YYF Transaction(4)	—	(375)	—	—	—	(375)
EBITDA	6,338	(26,007)	(38,795)	(63,888)	—	(122,352)
Finance income and (expenses), net	—	—	—	—	—	(13,508)
Depreciation and amortization	—	—	—	—	—	(24,697)
Loss before tax	—	—	—	—	—	(160,557)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2024 and 2023 primarily refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1)
Relates primarily to severance payments as the Group continues to adjust its organizational structure to the macro environment.
(2)
Relates primarily to non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK, and reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas.
(3)
Expenses related to a new product launch issue.
(4)
Relates to the Ya YA Foods USA LLC transaction (the “YYF Transaction”). See the Company’s Forms 6-K filed on January 3, 2023 and March 2, 2023 for further details.

Europe & International

Europe & International revenue increased $6.8 million, or 6.9%, to $105.5 million for the second quarter of 2024, compared to $98.8 million in the prior year period. Excluding a foreign currency exchange headwind of $0.6 million, Europe & International revenue for the second quarter was $106.2 million, or an increase of 7.5%. The increase in revenue was primarily driven by volume growth, and also benefited from price increases introduced during the first part of 2023. Approximately 80% of Europe & International revenue was from the retail channel for the second quarter of 2024 and 2023, respectively. The sold finished goods volume for the three months ended June 30, 2024 and 2023 amounted to 74 and 70 million liters, respectively.

Europe & International Adjusted EBITDA increased $11.3 million to $12.6 million for the second quarter of 2024 compared to $1.3 million in the prior year period. The improvement in Adjusted EBITDA was driven by higher gross profit, and reduction in selling, general and administrative expenses.

North America

North America revenue increased $6.0 million, or 9.7%, to $67.8 million for the second quarter of 2024, compared to $61.8 million in the prior year period. The sold finished goods volume for the three months ended June 30, 2024 and 2023 amounted to 39 million and 36 million liters, respectively. The 8.3% volume increase was due to higher volumes across the retail and foodservice channels as the Company continued

to expand distribution and launch new products. Approximately 52% of North America revenue was from the retail channel in the second quarter of 2024 compared to 51% in the prior year period.

North America Adjusted EBITDA improved $12.0 million to $1.2 million compared to a loss of $10.9 million in the prior year period. The improvement in Adjusted EBITDA was primarily due to higher gross profit and lower selling, general and administrative expenses resulting from the cost saving initiatives implemented during 2023.

Greater China

Greater China revenue decreased $6.6 million, or 18.5%, to $28.8 million for the second quarter of 2024, compared to $35.4 million in the prior year period. Excluding a foreign currency exchange headwind of $0.9 million, Greater China revenue for the second quarter was $29.8 million, or a decrease of 15.9%. The Greater China segment decline was primarily driven by the prior decision to refocus into the foodservice channel, resulting in discontinuation of certain lower-margin products and customers across the retail and e-commerce channels. These declines were partially offset by sales to a new customer. Approximately 70% of Greater China revenue was from the foodservice channel for the second quarter of 2024 compared to 55% in the prior year period. The sold finished goods volume for the three months ended June 30, 2024 and 2023 amounted to 24 million and 19 million liters, respectively.

Greater China Adjusted EBITDA improved $18.1 million to a loss of $0.4 million compared to a loss of $18.6 million in the prior year period. The improvement in Adjusted EBITDA was primarily due to higher gross profit and reduction in selling, general and administrative expenses, as the segment executed on its previously-communicated strategic reset.

Corporate Overhead

Oatly’s corporate expense, which consists of general overhead costs not allocated to the segments, in the second quarter of 2024 was $27.5 million, a decrease of $2.4 million compared to the prior year period. Adjusted EBITDA in the second quarter of 2024 was a loss of $24.4 million compared to a loss of $24.3 million in the prior year period.

Balance Sheet and Cash Flow

As of June 30, 2024, the Company had cash and cash equivalents of $142.7 million and total outstanding debt of $438.5 million consisting of Convertible Notes and liabilities to credit institutions. Net cash used in operating activities was $86.0 million for the six months ended June 30, 2024, compared to $113.1 million during the prior year period, which was primarily driven by improved operating results, partly offset by cash outflow of $25.4 million related to discontinued construction of the Group’s production facilities in Peterborough, UK and Dallas-Fort Worth, Texas, and a cash outflow of $9.3 million related to the settlement of US securities class action litigation.

Capital expenditures were $20.4 million for the six months ended June 30, 2024, compared to $41.0 million in the prior year period and, in addition, proceeds from the sale of property, plant and equipment was $20.4 million for the six months ended June 30, 2024.

Free cash flow was an outflow of $106.4 million for the six months ended June 30, 2024 compared to an outflow of $154.1 million during the prior year period. The improvement in free cash flow was driven both by decreased net cash flows used in operating activities and lower capital expenditures, partly offset by the above-mentioned cash outflows relating to discontinued construction of the Group’s production facilities in Peterborough, UK and Dallas-Fort Worth, Texas and settlement of US securities class action litigation.

Free Cash Flow is a non-IFRS liquidity measure defined under “Non-IFRS financial measures.” Please see “Reconciliation of IFRS to Non-IFRS Financial measures” at the end of this press release.

Outlook

Based on the Company’s assessment of the current operating environment and the actions it is taking, the Company is raising its full year 2024 outlook for constant currency revenue growth and adjusted EBITDA while lowering its guidance for capital expenditures. The Company now expects:

•
Constant currency revenue growth in the range of 6% to 10%, compared to the prior expectation of 5% to 10%,
•
Adjusted EBITDA loss in the range of $(35) million to $(50) million, compared to the prior expectation of range of $(35) million to $(60) million, and
•
Capital expenditures below $70 million, compared to the prior expectation of below $75 million.

This outlook is provided in the context of significant macroeconomic uncertainty and other geopolitical uncertainties.

The Company cannot provide a reconciliation of constant currency revenue growth or Adjusted EBITDA guidance to the nearest comparable corresponding IFRS metric without unreasonable efforts due to difficulty in predicting certain items excluded from these non-IFRS measures. The items necessary to reconcile are not within Oatly’s control, may vary greatly between periods and could significantly impact future financial results.

Conference Call, Webcast and Supplemental Presentation Details

Oatly will host a conference call and webcast at 8:30 a.m. ET today to discuss these results. The conference call, simultaneous, live webcast and supplemental presentation can be accessed on Oatly’s Investors website at https://investors.oatly.com under “Events.” The webcast will be archived for 30 days.

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, and spreads. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

For more information, please visit www.oatly.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2024, profitability improvement, long-term growth strategy, expected capital expenditures, anticipated returns on our investments, anticipated supply chain performance, anticipated impact of our improvement plans, anticipated impact of our decision to discontinue construction of certain production facilities, plans to achieve profitable growth and anticipated cost savings as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our history of losses and inability to achieve or sustain profitability; including due to elevated inflation and increased costs for transportation, energy and materials; reduced or limited availability of oats or other raw materials and ingredients that meet our quality standards; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms, or at all; failure of the financial institutions in which we hold our deposits; damage or disruption to our production facilities; harm to our brand and reputation as a result of real or perceived quality or food safety issues with our products; food safety and food-borne illness incidents or other safety concerns which may lead to lawsuits, product recalls or regulatory enforcement actions; our ability to successfully compete in our highly competitive markets; reduction in the sales of our oatmilk varieties; failure to effectively navigate our shift to an asset-light business model; failure to successfully achieve any or all of the benefits of the YYF Transaction; failure to meet our existing or new environmental metrics and other risks related to sustainability and corporate social responsibility; litigation, regulatory actions or other legal proceedings including environmental and securities class action lawsuits and settlements; changes to international trade policies, treaties and tariffs; global conflict, including the ongoing wars in Ukraine and Israel; changes in our tax rates or exposure to additional tax liabilities or assessments; supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs; the impact of rising commodity prices, transportation and labor costs on our cost of goods sold; failure by our logistics providers to deliver our products on time, or at all; our ability to successfully execute our cost reduction activities in accordance with our expectations and the impact of such actions on our company; failure to develop and maintain our brand; our ability to introduce new products or successfully improve existing products; failure to retain our senior management or to attract, train and retain employees; cybersecurity incidents or other technology disruptions; risks associated with our operations in the People’s Republic of China; the success of our strategic reset in Asia; failure to protect our intellectual property and other proprietary rights adequately; our ability to successfully remediate previously disclosed material weaknesses or other future control deficiencies, in our internal control over financial reporting; impairments of the value of our assets; potential delisting from Nasdaq; our status as a foreign private issuer; risks related to the significant influence of our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. has over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2024 and our other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA, Constant Currency Revenue as non-IFRS financial measures in assessing our operating performance and Free Cash Flow as a liquidity measure, and each in our financial communications:

“EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, impacts related to discontinued construction of production facilities, expenses related to a new product launch issue, costs related to the YYF Transaction, and non-controlling interests.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period, which is the most directly comparable IFRS measure. Some of these limitations are:

•
Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;

•
Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•
Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
•
Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
•
Adjusted EBITDA excludes impacts related to discontinued construction of production facilities, although some of these may reduce cash available to us in future period;
•
Adjusted EBITDA does not reflect expenses related to a new product launch issue that reduce cash available to us;
•
Adjusted EBITDA does not reflect costs related to the YYF Transaction that reduce cash available to us;
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

“Constant Currency Revenue” is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party. Constant Currency Revenue is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance.

Constant currency revenue is used to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business. Above we have provided a reconciliation of revenue as reported to revenue on a constant currency basis for the periods presented.

“Free Cash Flow” is defined as net cash flows from operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows from operating activities.

Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial liquidity. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. Free Cash Flow should not be considered in isolation, or as a substitute for an analysis of our results as reported on our interim condensed consolidated financial statements appearing elsewhere in this document. Below we have provided a reconciliation of Free Cash Flow to net cash flows from operating activities for the periods presented.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com

Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, except share and per share data)	2024	2023	2024	2023
Revenue	202,195	195,987	401,350	391,632
Cost of goods sold	(143,239)	(158,331)	(288,496)	(319,888)
Gross profit	58,956	37,656	112,854	71,744
Research and development expenses	(10,898)	(5,321)	(15,540)	(11,035)
Selling, general and administrative expenses	(84,261)	(106,695)	(163,003)	(205,550)
Other operating income and (expenses), net	(2,876)	(1,120)	(1,803)	(2,208)
Operating loss	(39,079)	(75,480)	(67,492)	(147,049)
Finance income and (expenses), net	10,389	(11,512)	(6,988)	(13,508)
Loss before tax	(28,690)	(86,992)	(74,480)	(160,557)
Income tax (expense)/benefit	(1,751)	273	(1,805)	(1,739)
Loss for the period	(30,441)	(86,719)	(76,285)	(162,296)
Attributable to:
Shareholders of the parent	(30,384)	(86,719)	(76,183)	(162,296)
Non-controlling interests	(57)	—	(102)	—
Loss per share, attributable to shareholders of the parent:
Basic and diluted	(0.05)	(0.15)	(0.13)	(0.27)
Weighted average common shares outstanding:
Basic and diluted	596,242,505	593,189,505	595,654,647	592,757,116

Interim condensed consolidated statement of financial position

(Unaudited)	June 30, 2024	December 31, 2023
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	121,180	130,326
Property, plant and equipment	342,470	360,286
Right-of-use assets	57,030	88,393
Other non-current receivables	44,444	44,378
Deferred tax assets	5,417	10,203
Total non-current assets	570,541	633,586
Current assets
Inventories	79,816	67,882
Trade receivables	103,678	112,951
Current tax assets	7,023	2,505
Other current receivables	15,879	33,820
Prepaid expenses	12,194	16,928
Cash and cash equivalents	142,728	249,299
Total current assets	361,318	483,385
TOTAL ASSETS	931,859	1,116,971
EQUITY AND LIABILITIES
Equity
Share capital	106	105
Treasury shares	(0)	(0)
Other contributed capital	1,628,045	1,628,045
Other reserves	(253,648)	(233,204)
Accumulated deficit	(1,130,341)	(1,060,952)
Equity attributable to shareholders of the parent	244,162	333,994
Non-controlling interests	1,669	1,787
Total equity	245,831	335,781
Liabilities
Non-current liabilities
Lease liabilities	37,734	72,570
Liabilities to credit institutions	115,486	114,249
Provisions	1,559	10,716
Total non-current liabilities	154,779	197,535
Current liabilities
Lease liabilities	13,757	16,432
Convertible Notes	317,047	323,528
Liabilities to credit institutions	5,950	6,056
Trade payables	47,163	64,368
Current tax liabilities	1,292	2,732
Other current liabilities	11,983	13,873
Accrued expenses	125,205	121,338
Provisions	8,852	35,328
Total current liabilities	531,249	583,655
Total liabilities	686,028	781,190
TOTAL EQUITY AND LIABILITIES	931,859	1,116,971

Interim condensed consolidated statement of cash flows

(Unaudited)	Six months ended June 30,
(in thousands of U.S. dollars)	2024	2023
Operating activities
Net loss	(76,285)	(162,296)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	25,321	24,697
—Write-downs of inventories	517	7,609
—Impairment loss/(gain) on trade receivables	176	(268)
—Share-based compensation	6,794	10,469
—Movements in provisions	(35,507)	2,797
—Finance (income) and expenses, net	6,988	13,508
—Income tax expense	1,805	1,739
—Loss on disposal of property, plant and equipment	—	237
—Impairment related to discontinued construction of production facilities	1,747	—
—Other	1,317	(815)
Interest received	5,897	2,317
Interest paid	(13,002)	(7,657)
Income tax paid	(3,767)	(12,191)
Changes in working capital:	—	—
—(Increase)/decrease in inventories	(14,151)	2,371
—Decrease/(increase) in trade receivables, other current receivables, prepaid expenses	15,923	(1,934)
—(Decrease)/increase in trade payables, other current liabilities, accrued expenses	(9,786)	6,327
Net cash flows used in operating activities	(86,013)	(113,090)
Investing activities
Purchase of intangible assets	(773)	(1,569)
Purchase of property, plant and equipment	(19,647)	(39,465)
Investments in financial assets	—	(1,651)
Proceeds from sale of property, plant and equipment	20,392	—
Proceeds from sale of assets held for sale	—	43,998
Other	886	—
Net cash flows from investing activities	858	1,313
Financing activities
Proceeds from Convertible Notes	—	324,950
Proceeds from liabilities to credit institutions	—	176,956
Repayment of liabilities to credit institutions	(1,360)	(97,680)
Payment of loan transaction costs	(4,965)	(31,815)
Repayment of lease liabilities	(13,888)	(5,102)
Cash flows (used in)/from financing activities	(20,213)	367,309
Net (decrease)/increase in cash and cash equivalents	(105,368)	255,532
Cash and cash equivalents at the beginning of the period	249,299	82,644
Exchange rate differences in cash and cash equivalents	(1,203)	2,554
Cash and cash equivalents at the end of the period	142,728	340,730

Reconciliation of IFRS to Non-IFRS Financial measures

Reconciliation of EBITDA and Adjusted EBITDA to loss for the period

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars)	2024	2023	2024	2023
Loss for the period	(30,441)	(86,719)	(76,285)	(162,296)
Income tax expense/(benefit)	1,751	(273)	1,805	1,739
Finance (income) and expenses, net	(10,389)	11,512	6,988	13,508
Depreciation and amortization expense	12,308	12,464	25,321	24,697
EBITDA	(26,771)	(63,016)	(42,171)	(122,352)
Share-based compensation expense	4,179	2,422	6,794	10,469
Restructuring costs(1)	3,214	7,972	3,635	9,167
Discontinued construction of production facilities(2)	2,646	—	1,762	—
New product launch issue(3)	5,677	—	5,677	—
Costs related to the YYF Transaction(4)	—	154	—	375
Non-controlling interests	58	—	102	—
Adjusted EBITDA	(10,997)	(52,468)	(24,201)	(102,341)
(1)
Relates primarily to severance payments as the Group continues to adjust its organizational structure to the macro environment.
(2)
Relates to non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK, and reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas.
(3)
Expenses related to a new product launch issue.
(4)
Relates to the YYF Transaction. See the Company’s Forms 6-K filed on January 3, 2023 and March 2, 2023 for further details.

Reconciliation of Free Cash Flow to Net Cash Flows used in Operating Activities

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars)	2024	2023	2024	2023
Net cash flows used in operating activities	(46,935)	(41,878)	(86,013)	(113,090)
Capital expenditures	(14,226)	(12,912)	(20,420)	(41,034)
Free Cash Flow	(61,161)	(54,790)	(106,433)	(154,124)